Cover Page                                                             424(b)(3)
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EQUI-VEST(R)
Supplement dated November 27, 2000
to EQUI-VEST(R) Employer-Sponsored
Retirement Programs

PROSPECTUS DATED MAY 1, 2000
EQUI-VEST(R)TSA CONTRACTS (SERIES 100)
OFFERED TO EMPLOYEES OF CERTAIN NON-PROFIT
ORGANIZATIONS WITHIN THE STATE OF OREGON

THE EQUITABLE LIFE ASSURANCE SOCIETY
OF THE UNITED STATES
1290 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10104

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This Supplement adds to and modifies certain information contained in the prospectus dated May 1, 2000 for the EQUI-VEST(R) Employer-Sponsored Retirement Programs offered by Equitable Life ("Prospectus").

We will offer the EQUI-VEST series 100 contracts, as described below ("Modified Oregon TSA Contracts"), to fund plans that meet the requirements of Internal Revenue Code Section 403(b) ("Section 403(b) plans") sponsored by certain
Section 501(c)(3) non-profit organizations, within the state of Oregon ("employer"). Modified Oregon TSA Contracts will be available only when an employer (i) makes contributions to a Section 403(b) plan; (ii) has entered into an agreement with us that permits us to offer Modified Oregon TSA Contracts as a funding vehicle for its 403(b) plan; and (iii) has at least $10 million in existing assets to fund Modified Oregon TSA Contracts in its 403(b) plan.

This Supplement describes the material differences between the series 100 contracts described in the Prospectus and the Modified Oregon TSA Contracts. Certain of the modifications relate to the separate account asset-based charges for the variable investment options under Modified Oregon TSA Contracts. These charges are lowered from a maximum of 1.49% on certain variable investment options to 0.90% on all variable investment options. The Class IB shares of EQ Advisors Trust available under Modified Oregon TSA Contract include 12b-1 fees among their charges. The series 100 contracts described in the Prospectus include Class IA shares, which are not subject to 12b-1 fees and are not offered under Modified Oregon TSA Contracts. This Supplement should be read together with the Prospectus. For purposes of this Supplement, the term "annuitant" refers to holders of current contracts (contract number 11947CT-I and certificate number 11934T) and the Modified Oregon TSA Contracts offered hereunder. Terms and other provisions not defined or modified in this Supplement are the same as in the Prospectus. Modified Oregon TSA Contracts will become available on or about February 9, 2001.

THE "EQUI-VEST EMPLOYER-SPONSORED RETIREMENT PROGRAMS AT A GLANCE - KEY FEATURES" SECTION OF THE PROSPECTUS HAS BEEN MODIFIED FOR THE FEES AND CHARGES RELATED TO SERIES 100 CONTRACTS, AS FOLLOWS:

We deduct a daily charge on amounts invested in the variable investment options for mortality and expense risks and other expenses at an annual rate of 0.90%.

Annual expenses of EQ Advisors Trust portfolios are calculated as a percentage of the average daily net assets invested in each portfolio. These expenses include management fees ranging from 0.25% to 1.15% annually, other expenses, and for Class IB shares 12b-1 fees of 0.25% annually.


                      FOR USE ONLY IN THE STATE OF OREGON
                                                                           E2851

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FEE TABLE. The following fee table is applicable to Modified Oregon TSA
Contracts. Please also see the discussion of the modifications to "Charges and expenses" set forth in this Supplement.

----------------------------------------------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR VARIABLE INVESTMENT OPTIONS EXPRESSED AS AN ANNUAL
PERCENTAGE OF DAILY NET ASSETS
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
Mortality and expense risks(1)                                         0.65%
Other expenses(2)                                                      0.25%
                                                                       -----
Total Separate Account A annual expenses(3)                            0.90%

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CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE ON EACH CONTRACT DATE ANNIVERSARY
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Annual administrative charge
   If your account value is less than $25,000                          $30 or 2% of your account value if less
   on the last day of your contract year
   If your account value is $25,000 or more                            $0
   on the last day of your contract year
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CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU REQUEST CERTAIN TRANSACTIONS
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Maximum withdrawal charge(4)                                           6%
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

EQ ADVISORS TRUST ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS IN EACH PORTFOLIO)

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                                                                                               TOTAL ANNUAL
                                                                           OTHER EXPENSES        EXPENSES
                                       MANAGEMENT                          (AFTER EXPENSE     (AFTER EXPENSE
                                         FEES(5)       12B-1 FEE (6)      LIMITATION) (7)     LIMITATION) (8)
-----------------------------------------------------------------------------------------------------------------------
Alliance Common Stock                    0.46 %             0.25%               0.04%              0.75 %
Alliance Conservative Investors          0.60%              0.25%               0.07%              0.92 %
Alliance Global                          0.73%              0.25%               0.09%              1.07%
Alliance Growth & Income                 0.59%              0.25%               0.05%              0.89 %
Alliance Growth Investors                0.57%              0.25%               0.05%              0.87 %
Alliance High Yield                      0.60%              0.25%               0.05%              0.90 %
Alliance Intermediate Government         0.50%              0.25%               0.07%              0.82 %
   Securities
Alliance International                   0.85%              0.25%               0.20%              1.30%
Alliance Money Market                    0.34%              0.25%               0.05%              0.64%
EQ/Alliance Premier Growth               0.90%              0.25%               0.00%              1.15%
Alliance Quality Bond                    0.53%              0.25%               0.05%              0.83%
Alliance Small Cap Growth                0.75%              0.25%               0.07%              1.07%
EQ/Alliance Technology                   0.90%              0.25%               0.00%              1.15%
EQ/AXP New Dimensions                    0.65%              0.25%               0.05%              0.95%
EQ/AXP Strategy Aggressive               0.70%              0.25%               0.05%              1.00%

                      FOR USE ONLY IN THE STATE OF OREGON

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
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                                                                                               TOTAL ANNUAL
                                                                           OTHER EXPENSES        EXPENSES
                                       MANAGEMENT                          (AFTER EXPENSE     (AFTER EXPENSE
                                         FEES(5)       12B-1 FEE (6)      LIMITATION) (7)     LIMITATION) (8)
-----------------------------------------------------------------------------------------------------------------------
Calvert Socially Responsible             0.65%              0.25%               0.15%              1.05%
Capital Guardian Research                0.65%              0.25%               0.05%              0.95%
Capital Guardian U.S. Equity             0.65%              0.25%               0.05%              0.95%
EQ/Aggressive Stock                      0.60%              0.25%               0.04%              0.89%
EQ/Balanced                              0.57%              0.25%               0.05%              0.87%
EQ Equity 500 Index                      0.25%              0.25%               0.10%              0.60%
EQ/Evergreen                             0.65%              0.25%               0.05%              0.95%
EQ/Evergreen Foundation                  0.60%              0.25%               0.10%              0.95%
FI/Mid Cap                               0.70%              0.25%               0.05%              1.00%
FI Small/Mid Cap Value                   0.75%              0.25%               0.10%              1.10%
EQ/Janus Large Cap Growth                0.90%              0.25%               0.00%              1.15%
MFS Emerging Growth Companies            0.65%              0.25%               0.10%              1.00%
MFS Growth with Income                   0.60%              0.25%               0.10%              0.95%
MFS Research                             0.65%              0.25%               0.05%              0.95%
Mercury Basic Value Equity               0.60%              0.25%               0.10%              0.95%
Mercury World Strategy                   0.70%              0.25%               0.25%              1.20%
Morgan Stanley Emerging Markets Equity   1.15%              0.25%               0.35%              1.75%
EQ/Putnam Balanced                       0.60%              0.25%               0.05%              0.90%
EQ/Putnam Growth & Income Value          0.60%              0.25%               0.10%              0.95%
T. Rowe Price Equity Income              0.60%              0.25%               0.10%              0.95%
T. Rowe Price International Stock        0.85%              0.25%               0.15%              1.25%
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
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Notes:

(1)  A portion of this charge is for providing the death benefit.

(2) For the series 100 contracts, this charge is for financial accounting and other administrative services relating to the contract.

(3) For series 100 contracts, the total Separate Account A annual expenses and total annual expenses of EQ Advisors Trust fees when added together are not permitted to exceed 1.75% for the EQ/Aggressive Stock, EQ/Balanced, Alliance Common Stock and Alliance Money Market options. Without this expense limitation, the total annual expenses deducted from the variable investment options plus EQ Advisors Trust annual expenses for 1999 (as restated to reflect the revised management fees and the .01% increase in expenses that occurred when these portfolios became part of EQ Advisors Trust) would have been 1.79% for the Alliance Money Market option; 1.90% for the Alliance Common Stock option; 1.98% for the EQ/Aggressive Stock option; and 2.02% for the EQ/Balanced option.

(4) This charge is 6% generally declining for the first through 12 contract years. The total of all withdrawal charges may not exceed 8% of all withdrawn contributions that were made in the current and nine prior years. This charge is deducted upon a withdrawal of amounts, or defaulted loan amounts in excess of the 10% free withdrawal amount. Important exceptions and limitations may eliminate or reduce this charge.

(5) The management fees shown reflect revised management fees effective on or about May 1, 2000 which were approved by shareholders, and which cannot be increased without a vote of that portfolio's shareholders.


                      FOR USE ONLY IN THE STATE OF OREGON

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(6)  The Class IB shares of EQ Advisors Trust are subject to fees imposed under a distribution plan (the "Rule 12b-1 Plan") adopted by EQ Advisors Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940. The 12b-1 fee will not be increased for the life of the contracts.

(7) The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. See footnote (8) for any expense limitation agreements. On October 18, 1999 the Alliance portfolios (other than EQ/Alliance Premier Growth and EQ/Alliance Technology) became part of the portfolios of EQ Advisors Trust. The "Other Expenses" for these portfolios have been restated to reflect the estimated expenses that would have been incurred, had these portfolios been portfolios of EQ Advisors Trust for the entire year ended December 31, 1999. The restated expenses reflect an increase of 0.01% for each of these portfolios.

(8) Equitable Life, EQ Advisors Trust's manager, has entered into an expense limitation agreement with respect to certain portfolios. Under this agreement Equitable Life has agreed to waive or limit its fees and assume other expenses. Under the expense limitation agreement, total annual operating expenses of certain portfolios (other than interest, taxes, brokerage commissions, capitalized expenditures, extraordinary expenses and 12b-1 fees) are limited as a percentage of the average daily net assets of each of the following portfolios: 1.75% for Morgan Stanley Emerging Markets Equity; 1.25% for T. Rowe Price International Stock; 1.20% for Mercury World Strategy; 1.15% for EQ/Alliance Premier Growth, EQ/Alliance Technology and EQ/Janus Large Cap Growth; 1.10% for FI Small/Mid Cap Value; 1.00% for MFS Emerging Growth Companies and FI Mid Cap; 0.95% for Capital Guardian U.S. Equity, Capital Guardian Research, EQ/Evergreen, EQ/Evergreen Foundation, MFS Growth with Income, MFS Research, Mercury Basic Value Equity; EQ/Putnam Growth & Income Value, and T. Rowe Price Equity Income; and 0.90% for EQ/Putnam Balanced. The expense limitations for the EQ/Putnam Growth & Income Value, FI Small/Mid Cap Value, Mercury Basic Value Equity, MFS Growth with Income, MFS Emerging Growth Companies, T. Rowe Price Equity Income and T. Rowe Price International Stock, portfolios reflect an increase effective May 1, 2000. The expense limitation for the EQ/Evergreen portfolio reflects a decrease effective on May 1, 2000. With respect to the EQ/Janus Large Cap Growth and FI Mid Cap portfolios, the expense limitation agreement began on September 1, 2000 and will end on August 30, 2001.

     Absent the expense limitation, the "Other Expenses" for 1999 on an annualized basis for each of the portfolios would have been as follows:
     1.00% for Morgan Stanley Emerging Markets Equity; 0.30% for T. Rowe Price International Stock; 0.46% for Mercury World Strategy; 0.23% for EQ/Alliance Premier Growth; 0.10% for EQ/Alliance Technology; 0.24% for FI Small/Mid Cap Value; 0.17% for MFS Emerging Growth Companies; 0.34% for Capital Guardian U.S. Equity, 0.47% for Capital Guardian Research, 1.87% for EQ/Evergreen; 1.07% for EQ/Evergreen Foundation, 0.37% for MFS Growth with Income, 0.17% for MFS Research, and Mercury Basic Value Equity; 0.16% for EQ/Putnam Growth & Income Value; 0.21% for T. Rowe Price Equity Income; and 0.28% for EQ/Putnam Balanced. Initial seed capital was invested on April 30, 1999 for EQ/Alliance Premier Growth, Capital Guardian U.S. Equity and Capital Guardian Research portfolios and was invested on or about May 1, 2000 for the EQ/Alliance Technology portfolio and therefore expenses have been estimated. Each of the EQ/Janus Large Cap Growth, FI Mid Cap, EQ/AXP Strategy Aggressive and EQ/AXP Dimensions portfolios commenced operations on September 1, 2000 and we have estimated that absent the expense limitation, "Other Expenses" for 2000 on an annualized basis for each of the portfolios would be: 0.10% for EQ/Janus Large Cap Growth; and 0.90% for FI Mid Cap, EQ/AXP Strategy Aggressive and EQ/AXP Dimensions.

     Each portfolio may at a later date make a reimbursement to Equitable Life for any of the management fees waived or limited and other expenses assumed and paid by Equitable Life pursuant to the expense limitation agreement provided that, among other things, such portfolio has reached sufficient size to permit such reimbursement to be made and provided that the portfolio's current annual operating expenses do not exceed the operating expense limitation determined for such portfolio. For more information see the prospectus for EQ Advisors Trust.


The prospectus for the Class IB shares of EQ Advisors Trust is attached at the end of the Prospectus.

THE SECTION ENTITLED "CHARGES UNDER THE CONTRACTS" IN THE "CHARGES AND EXPENSES" SECTION OF THE PROSPECTUS HAS BEEN MODIFIED AS FOLLOWS:

MORTALITY AND EXPENSE RISKS CHARGE. The following information replaces the first paragraph of this section.

We deduct a daily charge from the net assets in each variable investment option to compensate us for mortality and expense risks, including the minimum death benefit. The daily charge is equivalent to an annual rate of 0.65% of the net assets in each of the variable investment options.

CHARGE FOR OTHER EXPENSES. The following information replaces the paragraph under this section.

We deduct this daily charge from the net assets in each variable investment option. The daily charge is equivalent to an annual rate of 0.25% of the net assets in each variable investment option. The charge is to reimburse us for the cost of financial accounting services we provide under the contracts.



                      FOR USE ONLY IN THE STATE OF OREGON

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WITHDRAWAL CHARGE FOR SERIES 100 AND 200 CONTRACTS. In addition to the exceptions to the withdrawal charges applicable to TSA contracts, discussed under "For SEP, SARSEP, SIMPLE IRA, TSA, EDC and Annuitant-Owned HR-10 contracts" of this section, the following will apply under Modified Oregon TSA
Contracts:

o the annuitant retires pursuant to the terms of the Plan or separates from service;

o the annuitant has been diagnosed and certified in writing, by each of a United States licensed attending physician and independent physician, to be unable to engage in any substantial gainful activity by reason of any medically determined physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last a continuous period of not less than 12 months; or in the case of an individual who has turned age 55 and is blind, inability by reason of blindness, to engage in substantial gainful activity requiring skills, or abilities comparable to those of any gainful activity in which he has previously engaged with some regularity and over a substantial period of time. The term "blindness" shall mean the central visual keenness of 20/200 or less in the better eye with use of a correcting lens. An eye which is accompanied by a limitation in the fields of vision, such that the wider diameter of the visual field beneath an angle no greater than 20 degrees, shall be considered for purposes of this paragraph as having a central visual keenness of 20/200 or less; or

o we receive proof satisfactory to us that the annuitant's life expectancy is six months or less (this proof must include certification by a licensed physician in the United States); or

o the annuitant elects a withdrawal that qualifies as a hardship withdrawal under federal income tax rules. A hardship withdrawal is a distribution that is made on account of an immediate and heavy financial need of the annuitant and the distribution is not in excess of the amount necessary to satisfy such financial need; or

o the annuitant has been confined to a nursing home for more than a 90 day period (or such other period, if required in your state) as verified by a physician licensed in the United States. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located. It must be within the United States, Puerto Rico, U.S. Virgin Islands, or Guam and meets all of the following:

     o its main function is to provide skilled, intermediate or custodial nursing care;

     o    it provides continuous room and board to three or more persons;

     o    it is supervised by a registered nurse or a practical nurse;

     o    it keeps daily medical records of each patient;

     o    it controls and records all medications dispensed; and

     o    its primary service is other than to provide housing for residents.


                      FOR USE ONLY IN THE STATE OF OREGON